UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

INTRA-CELLULAR THERAPIES, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

46116X 101

(CUSIP Number)

Intra-Cellular Therapies, Inc.

430 East 29th Street

New York, NY 10016

Telephone: (646) 440-9333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 46116X 101	Page 2 of 13 Pages

1	Name of reporting person Alafi Capital Company, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (joint filers)
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,953,270 shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 3,953,270 shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 3,953,270 shares
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 7.2%[1]
14	Type of reporting person OO

[1]	The percentage ownership was calculated based on 54,553,353 shares of common stock of Intra-Cellular Therapies, Inc. (referred to herein as “Intra-Cellular” or the “Issuer”) outstanding as of October 5, 2017.

SCHEDULE 13D

CUSIP No. 46116X 101	Page 3 of 13 Pages

1	Name of reporting person Christopher Alafi, Ph.D.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (joint filers)
3	SEC use only
4	Source of funds OO/PF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,327,594 shares[2]
	8	Shared voting power 3,953,270 shares[3]
	9	Sole dispositive power 1,327,594 shares[4]
	10	Shared dispositive power 3,953,270 shares[5]
11	Aggregate amount beneficially owned by each reporting person 5,280,864 shares[6]
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.7%[7]
14	Type of reporting person IN

[2]	Consists of 503,753 shares held by a trust for the benefit of members of the Alafi family, 734,466 shares held by Dr. Alafi individually and options to purchase 89,375 shares exercisable within 60 days of October 5, 2017 held by Dr. Alafi. The Reporting Person has full voting and investment power with respect to the shares held by the trust. Does not include 503,776 shares held by two other trusts for the benefit of members of the Alafi family for which the Reporting Person does not have voting or investment control.
[3]	Consists of 3,953,270 shares owned by Alafi Capital Company, LLC (“Alafi Capital”). The Reporting Person is a managing partner of Alafi Capital and shares voting and investment power with respect to the shares that Alafi Capital holds. The Reporting Person disclaims beneficial ownership of shares held by Alafi Capital except as to the extent of his pecuniary interest in such shares.
[4]	See Footnote 2.
[5]	See Footnote 3.
[6]	See Footnotes 2 and 3.
[7]	See Footnote 1.

SCHEDULE 13D

CUSIP No. 46116X 101	Page 4 of 13 Pages

1	Name of reporting person Moshe Alafi
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (joint filers)
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 shares
	8	Shared voting power 3,953,270 shares[8]
	9	Sole dispositive power 0 shares
	10	Shared dispositive power 3,953,270 shares[9]
11	Aggregate amount beneficially owned by each reporting person 3,953,270 shares[10]
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 7.2%[11]
14	Type of reporting person IN

[8]	Consists of 3,953,270 shares owned by Alafi Capital. The Reporting Person is a managing partner of Alafi Capital and shares voting and investment power with respect to the shares that Alafi Capital holds. The Reporting Person disclaims beneficial ownership of shares held by Alafi Capital except as to the extent of his pecuniary interest in such shares.
[9]	See Footnote 8.
[10]	See Footnote 8.
[11]	See Footnote 1.

SCHEDULE 13D

CUSIP No. 46116X 101	Page 5 of 13 Pages

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Intra-Cellular Therapies, Inc., a Delaware corporation (“Intra-Cellular” or the “Issuer”). Intra-Cellular’s principal executive offices are located at 430 East 29th Street, New York, NY 10016.

Item 2.	Identity and Background.

Alafi Capital Company, LLC

(a) This Schedule 13D is being filed on behalf of Alafi Capital Company, LLC, a California limited liability company (“Alafi Capital,” and together with Christopher Alafi, Ph.D. and Moshe Alafi, the “Reporting Persons”).

(b) The business address of Alafi Capital is 8 Admiral Drive, Suite 324, Emeryville, CA 94608.

(c) The principal business of Alafi Capital is to invest in healthcare companies.

(d) During the past five years, Alafi Capital has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Alafi Capital has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

Christopher Alafi, Ph.D.

(a) This Schedule 13D is being filed on behalf of Christopher Alafi, Ph.D.

(b) The business address of Dr. Alafi is c/o Alafi Capital Company, LLC, 8 Admiral Drive, Suite 324, Emeryville, CA 94608.

(c) Dr. Alafi is a managing partner of Alafi Capital Company, LLC, whose principal business is to invest in healthcare companies. In addition, Dr. Alafi is a member of the board of directors of Intra-Cellular.

(d) During the past five years, Dr. Alafi has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Dr. Alafi has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Dr. Alafi is a citizen of the United States.

Moshe Alafi

(a) This Schedule 13D is being filed on behalf of Moshe Alafi.

(b) The business address of Moshe Alafi is c/o Alafi Capital Company, LLC, 8 Admiral Drive, Suite 324, Emeryville, CA 94608.

(c) Moshe Alafi is a managing partner of Alafi Capital Company, LLC, whose principal business is to invest in healthcare companies.

SCHEDULE 13D

CUSIP No. 46116X 101	Page 6 of 13 Pages

(d) During the past five years, Moshe Alafi has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Moshe Alafi has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Moshe Alafi is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The sources of funds used by the Reporting Persons to purchase the Issuer’s securities have been personal funds with respect to purchases by Dr. Alafi and Mr. Alafi and capital contributions from members of Alafi Capital with respect to purchases by Alafi Capital.

The information contained in Item 4 is incorporated herein by reference.

Item 4.	Purpose of Transaction.

Private Placement

Prior to the Merger (defined below), Intra-Cellular Therapies, Inc., a private Delaware corporation (“ITI”), sold to accredited investors approximately $60.0 million of its shares of common stock, or 18,889,307 shares at a price of $3.1764 per share, which included approximately $15.3 million in principal and $0.8 million in accrued interest from the conversion of ITI’s then outstanding convertible promissory notes (the “Private Placement”).

Also, ITI granted the investors in the Private Placement, and the other then existing stockholders of ITI, registration rights requiring ITI or any successor to register those shares of ITI’s common stock (which were exchanged for shares of the Issuer’s Common Stock in the Merger) for public resale, as described in more detail below. The Private Placement closed immediately prior to the Merger on August 29, 2013.

Alafi Capital purchased 3,619,234 shares of ITI’s common stock in the Private Placement for a purchase price of $11,496,135, including $6,748,637 in principal and accrued interest from the conversion of a then outstanding convertible promissory note of ITI originally issued to Alafi Capital on October 25, 2012.

Moshe Alafi purchased 31,484 shares of ITI’s common stock in the Private Placement for a purchase price of $100,006.

Christopher Alafi, Ph.D. did not purchase shares in the Private Placement.

Reverse Merger

Pursuant to an Agreement and Plan of Merger dated August 23, 2013 (the “Merger Agreement”) by and among the Issuer, ITI, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer (“Merger Sub”), and ITI, Merger Sub merged with and into ITI, with ITI remaining as the surviving entity and a wholly-owned operating subsidiary of the Issuer (the “Merger”). The Merger was effective as of August 29, 2013 (the “Effective Time”). As part of the Merger, ITI changed its name to ITI, Inc.

At the Effective Time, the legal existence of Merger Sub ceased and each share of ITI’s common stock and each share of ITI’s preferred stock that was issued and outstanding immediately prior to the Effective Time was automatically exchanged for 0.5 shares of the Issuer’s Common Stock. The Issuer issued an aggregate of 22,134,647 shares of its Common Stock upon such exchange.

Following the Merger, effective on August 29, 2013, a newly organized wholly-owned subsidiary of the Issuer named “Intra-Cellular Therapies, Inc.” merged with and into the Issuer, leaving the Issuer as the surviving corporation. In connection with this merger, the Issuer, which was formerly named Oneida Resources Corp., assumed the name Intra-Cellular Therapies, Inc.

SCHEDULE 13D

CUSIP No. 46116X 101	Page 7 of 13 Pages

In addition, at the Effective Time, the Issuer assumed ITI’s 2003 Equity Incentive Plan, as amended, (the “2003 Equity Incentive Plan”), and all options to purchase ITI’s common stock then outstanding under the 2003 Equity Incentive Plan, and such options became exercisable for an aggregate of 1,462,380 shares of the Issuer’s Common Stock, subject to the vesting and other terms of such options. The vesting of such options was not accelerated as a result of the Merger. At the Effective Time, the Issuer also assumed a warrant to purchase ITI’s common stock, and such warrant became exercisable for 1,822 shares of the Issuer’s Common Stock.

Upon the effectiveness of the Merger, the Issuer’s business became the operation of ITI and its business. Immediately following the Effective Time, the Issuer’s Board of Directors (the “Board”), which immediately prior to the Effective Time consisted of Samir N. Masri as the Issuer’s sole director, appointed Sharon Mates, Ph.D., who was Chairman, President and Chief Executive Officer of ITI, as the Issuer’s Chairman, President and Chief Executive Officer, to serve on the Board with Mr. Masri. At the Effective Time, Mr. Masri resigned from all of his positions as an officer of the Issuer. In addition, immediately following the Effective Time, the Board appointed Lawrence J. Hineline, who was the Vice President of Finance, Chief Financial Officer and Secretary of ITI, as the Issuer’s Vice President of Finance, Chief Financial Officer and Secretary; Allen A. Fienberg, Ph.D., who was the Vice President of Business Development of ITI, as the Issuer’s Vice President of Business Development; Lawrence P. Wennogle, Ph.D., who was the Vice President, Drug Discovery of ITI, as the Issuer’s Vice President, Drug Discovery; and Kimberly E. Vanover, Ph.D., who was the Vice President, Clinical Development of ITI, as the Issuer’s Vice President, Clinical Development. On September 9, 2013, which is the eleventh day following the date that the Issuer filed with SEC, and transmitted to the Issuer’s sole stockholder prior to the Merger, a Schedule 14f-1 reporting a change in the majority of the Issuer’s directors, Christopher Alafi, Ph.D., Richard Lerner, M.D., Joel S. Marcus and Sir Michael Rawlins, M.D., FRCP, FMedSci, were appointed to the Board to serve on the Board with Dr. Mates, and Mr. Masri resigned from the Board as of such date. Each of Dr. Mates, Dr. Alafi, Dr. Lerner, Mr. Marcus, and Sir Michael were directors of ITI immediately prior to the Merger.

Immediately following the Effective Time, the Issuer redeemed all shares of its capital stock issued and outstanding immediately prior to the Merger. Upon completion of the Merger and this redemption, the former stockholders of ITI held 100% of the outstanding shares of the Issuer’s capital stock.

Immediately prior to the consummation of the Merger, Alafi Capital owned 3,619,234 shares of ITI’s common stock purchased in the Private Placement and 3,466,535 shares of ITI’s preferred stock, which were exchanged for an aggregate of 3,542,885 shares of the Issuer’s Common Stock upon the consummation of the Merger. Alafi Capital purchased the 3,466,535 shares of ITI’s preferred stock held by Alafi Capital immediately prior to the Merger in ITI’s preferred stock financings in May 2002, January 2006, October 2007 and February 2010.

Immediately prior to the consummation of the Merger, Christopher Alafi, Ph.D. beneficially owned 1,007,505 shares of ITI’s preferred stock held by a trust for the benefit of members of the Alafi family, which were exchanged for an aggregate of 503,753 shares of the Issuer’s Common Stock upon the consummation of the Merger.12 These 1,007,505 shares of ITI’s preferred stock were originally purchased from ITI by Alafi Capital in February 2010 and were subsequently transferred to the trust in December 2012. In addition, upon the consummation of the Merger, the Issuer assumed options held by Dr. Alafi to purchase 29,375 shares of the Issuer’s Common Stock.

Immediately prior to the consummation of the Merger, Moshe Alafi owned 31,484 shares of ITI’s common stock, which he purchased in the Private Placement, and which were exchanged for an aggregate of 15,742 shares of the Issuer’s Common Stock upon the consummation of the Merger.13

Effective August 29, 2013, prior to the Merger, the Issuer’s sole director and sole stockholder approved by written consent a restated certificate of incorporation to, among other things, reduce the number of authorized shares of preferred stock, provide for the Issuer’s Board of Directors to be divided into three classes, require that any action

[12]	See Footnote 2. Dr. Alafi may also be deemed to beneficially own the shares held by Alafi Capital. See Footnote 3.
[13]	Moshe Alafi may also be deemed to beneficially own the shares held by Alafi Capital. See Footnote 8.

SCHEDULE 13D

CUSIP No. 46116X 101	Page 8 of 13 Pages

taken by the Issuer’s stockholders be at a duly called annual or special meeting of stockholders and not by written consent, and to require a supermajority vote of the Issuer’s stockholders for the Issuer’s stockholders to remove any of the Issuer’s directors, amend, alter or repeal, or adopt any provision inconsistent with, certain provisions contained in the Issuer’s restated certificate of incorporation, or to adopt, amend or repeal the Issuer’s restated bylaws. The restated certificate of incorporation became effective on November 7, 2013. Under the restated certificate of incorporation, the Issuer has authorized capital stock of 105,000,000 shares, of which 100,000,000 shares is designated as Common Stock, and of which 5,000,000 shares is designated as preferred stock, par value $0.0001 per share.

Effective August 29, 2013, the Issuer’s sole director approved the Issuer’s restated bylaws to, among other things, provide for the Board of Directors to be divided into three classes, require that any action taken by the Issuer’s stockholders be at a duly called annual or special meeting of stockholders and not by written consent, and to require a supermajority vote of the Issuer’s stockholders for the Issuer’s stockholders to remove any of the Issuer’s directors or to adopt, amend or repeal any provision of the Issuer’s restated bylaws.

Purchases and Sales of Common Stock

On June 19, 2014, Moshe Alafi sold 15,742 shares of Common Stock to a family member of Mr. Alafi at a price per share equal to the price at which Mr. Alafi originally purchased shares of ITI, Inc. common stock in the Private Placement, as adjusted for the exchange for shares of the Issuer’s Common Stock in the Merger, or $6.3528 per share.

Alafi Capital purchased 5,000 shares of Common Stock on the open market at $15.55 per share on November 11, 2014, 5,000 shares of Common Stock on the open market at $15.23 per share on November 12, 2014, 2,200 shares of Common Stock on the open market at $15.12 per share on November 13, 2014, 133 shares of Common Stock on the open market at $15.07 per share on November 14, 2014, 3,531 shares of Common Stock on the open market at $14.23 per share on November 18, 2014, 1,034 shares of Common Stock on the open market at $14.25 per share on November 19, 2014, 35,000 shares of Common Stock on the open market at $14.75 per share on November 28, 2014, 1,422 shares of Common Stock on the open market at $14.75 per share on December 1, 2014, 34,000 shares of Common Stock on the open market at $14.4991 per share on November 14, 2016, 44,174 shares of Common Stock on the open market at $16.3319 per share on December 6, 2016 and 20,826 shares of Common Stock on the open market at $16.1355 per share on December 7, 2016.

Christopher Alafi, Ph.D. purchased 100,000 shares of Common Stock on the open market at $29.703 per share on February 29, 2016.

Purchases of Common Stock in the Issuer’s March 2015 Public Offering

On March 11, 2015, Dr. Alafi acquired 625,000 shares of Common Stock in the Issuer’s public offering at the public offering price of $24.00 per share. Dr. Alafi acquired the Issuer’s securities in the public offering for investment purposes.

September 2015 Public Offering

On September 28, 2015, the Issuer closed a public offering in which the Issuer sold 7,935,000 shares of Common Stock. None of the Reporting Persons purchased any shares of Common Stock in the offering. As a result of the offering, the percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Persons decreased by more than 1%.

Purchases of Common Stock in the Issuer’s 2017 Public Offering

On October 2, 2017, Alafi Capital purchased 258,065 shares of Common Stock in the Issuer’s public offering at the public offering price of $15.50 per share. Alafi Capital acquired the Issuer’s securities in the public offering for investment purposes.

Stock Grants Pursuant to the Issuer’s Non-Employee Director Compensation Policy

In accordance with the Issuer’s Non-Employee Director Compensation Policy, as compensation for Dr. Alafi’s role as a director of the Issuer, the Issuer’s Board of Directors granted Dr. Alafi the following number of shares of common stock on the following dates:

Date of Grant	Number of Shares
June 30, 2014	1,245
September 30, 2014	765
December 31, 2014	594
March 31, 2015	439
June 30, 2015	328
September 30, 2015	262
December 31, 2015	195
March 31, 2016	377
June 30, 2016	373
September 30, 2016	951
December 30, 2016	960
March 31, 2017	892
June 30, 2017	1,167
September 29, 2017	918

Total	9,466

Stock Options Granted Pursuant to the Issuer’s Non-Employee Director Compensation Policy

As of October 5, 2017, Dr. Alafi holds (1) fully-vested options to purchase an aggregate of 89,375 shares of Common Stock and (2) an option to purchase 20,000 shares of Common Stock, which vests on June 27, 2018.

Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Other than as described in this Item 4 or consistent with the rights of the Reporting Persons set forth in the Lock-up Agreements, as defined in Item 6 of this Statement, none of the Reporting Persons has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any

SCHEDULE 13D

CUSIP No. 46116X 101	Page 9 of 13 Pages

existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)-(b):

Number of shares of Common Stock beneficially owned:

Alafi Capital Company, LLC	3,953,270 shares
Christopher Alafi, Ph.D.	5,280,864 shares[14]
Moshe Alafi	3,953,270 shares[15]

Percent of class: (The percentage ownership was calculated based on 54,553,353 shares of Common Stock outstanding as of October 5, 2017).

Alafi Capital Company, LLC	7.2%
Christopher Alafi, Ph.D.	9.7%
Moshe Alafi	7.2%

Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Alafi Capital Company, LLC	3,953,270 shares
Christopher Alafi, Ph.D.	1,327,594 shares[16]
Moshe Alafi	0 shares

(ii)	Shared power to vote or to direct the vote:

Alafi Capital Company, LLC	0 shares
Christopher Alafi, Ph.D.	3,953,270 shares[17]
Moshe Alafi	3,953,270 shares[18]

(iii)	Sole power to dispose or to direct the disposition of:

Alafi Capital Company, LLC	3,953,270 shares
Christopher Alafi, Ph.D.	1,327,594 shares[19]
Moshe Alafi	0 shares

[14]	See Footnotes 2 and 3.
[15]	See Footnotes 8.
[16]	See Footnote 2.
[17]	See Footnote 3.
[18]	See Footnote 8.
[19]	See Footnote 4.

SCHEDULE 13D

CUSIP No. 46116X 101	Page 10 of 13 Pages

(iv)	Shared power to dispose or to direct the disposition of:

Alafi Capital Company, LLC	0 shares
Christopher Alafi, Ph.D.	3,953,270 shares[20]
Moshe Alafi	3,953,270 shares[21]

(c) Except as set forth in Item 4 of this Schedule 13D, the Reporting Persons have not effected any transactions with respect to the shares of the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Item 4 is incorporated herein by reference.

Registration Rights Agreement

At the closing of the Private Placement, ITI entered into a registration rights agreement with the investors in the Private Placement (including Alafi Capital and Moshe Alafi) and also the existing stockholders of ITI who agreed to become parties to certain provisions of the agreement (including Dr. Alafi) or who may choose to become parties in the future. The Issuer assumed the registration rights agreement in connection with the Merger. Pursuant to the registration rights agreement and subject to the rules and regulations of the SEC, the Issuer agreed to file a shelf registration statement covering the resale of the shares of its Common Stock held by the investors in the Private Placement and the shares of the Issuer’s common stock held by the former stockholders of ITI who are parties to the agreement. In accordance with the registration rights agreement, the Issuer filed a shelf registration statement on Form S-1 on September 18, 2013, which was initially declared effective by the Securities and Exchange Commission on December 18, 2013.

The registration rights agreement provided that the Issuer will be liable to each investor in the Private Placement (but not to the former stockholders of ITI who are parties to the agreement) for liquidated damages, on a 30-day basis, equal to 1.0% of the aggregate purchase price paid by the investor for the registrable shares of the Issuer’s Common Stock then held by the investor, subject to an overall cap of 5%, (i) if the Issuer failed to file the registration statement on time, (ii) if the registration statement was not declared effective within 150 days from the date of the registration rights agreement (January 26, 2014), (iii) if the Issuer suspended (subject to limited blackout periods described below) or terminates the registration statement prior to the date which is the earlier of (x) the third anniversary of its effectiveness (or the third anniversary of the date on which all registrable shares are included therein, if later) and (y) the date on which all of the registrable shares cease to be registrable shares, or (iv) in the event one or more suspensions of the effectiveness of the registration statement exceeds 60 days in the aggregate during any 12-month period. The Issuer filed a post-effective amendment to the shelf registration statement on Form S-3 on May 14, 2014, which was declared effective by the Securities and Exchange Commission on May 16, 2014. The registration rights agreement provided that expenses with respect to the filing and effectiveness of such registration statement (but not selling expenses, or underwriter or agent compensation) will be paid by the Issuer, including expenses of one counsel for the selling stockholders.

Lock-Up Agreement in Underwriting Agreement

The Underwriting Agreement by and among the Issuer and the Underwriters (as defined therein) dated September 27, 2017 contains a lock-up agreement applicable to the certain stockholders of the Issuer (including Alafi Capital, Dr. Alafi, a trust for the benefit of Dr. Alafi’s family, and Moshe Alafi). Pursuant to the lock-up agreements,

[20]	See Footnote 5.
[21]	See Footnote 9.

SCHEDULE 13D

CUSIP No. 46116X 101	Page 11 of 13 Pages

these stockholders agreed, subject to specified exceptions, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or publicly disclose the intention to make any offer, sale, pledge or disposition, (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock or such other securities, or (iii) make any demand for or exercise any right with respect to the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock, without the prior written consent of J.P. Morgan Securities LLC during the period ending 60 days after the date of the final prospectus relating to the public offering, which date is November 27, 2017.

These lock-up provisions will not apply to, among other things, shares of Common Stock acquired in open market transactions, or upon the exercise of stock options granted pursuant to the Issuer’s equity incentive plans, so long as the shares acquired upon exercise remain subject to the lock-up provisions in the agreement, or certain gifts and other transfers for estate-planning purposes or by stockholders who are entities to their limited or general partners, members or stockholders, as specified in the agreement.

The foregoing descriptions of the Merger Agreement, the Registration Rights Agreement and the Lock-Up Agreement in the Underwriting Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 2, 3 and 4, respectively, and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of October 30, 2017, by and among Alafi Capital Company, LLC, Christopher Alafi, Ph.D. and Moshe Alafi.

Exhibit 2	Agreement and Plan of Merger, dated as of August 23, 2013, by and among the Issuer, ITI, Inc. and Intra-Cellular Therapies, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 29, 2013).

Exhibit 3	Registration Rights Agreement dated as of August 29, 2013 by and among Intra-Cellular Therapies, Inc., the stockholders named therein and the Issuer (incorporated by reference to Exhibit 10.19 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 5, 2013).

Exhibit 4	Form of Lock-Up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on September 28, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 30, 2017	By:	/s/ Christopher Alafi, Ph.D.
Christopher Alafi, Ph.D.

Date: October 30, 2017	By:	/s/ Moshe Alafi
Moshe Alafi

Date: October 30, 2017	ALAFI CAPITAL COMPANY, LLC

	By:	/s/ Christopher Alafi, Ph.D.
Christopher Alafi, Ph.D.
Managing Partner